Filed by Starburst II, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: Sprint Nextel Corporation

Commission File No.: 001-04721

SoftBank-Sprint Merger

Discussion Materials

May 20, 2013

Cautionary Statement Regarding Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the securities laws. The words “may,” “could,” “should,” “estimate,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “target,” “plan,” “providing guidance” and similar expressions are intended to identify information that is not historical in nature.

This document contains forward-looking statements relating to the proposed transactions between Sprint Nextel Corporation (“Sprint”) and SoftBank Corp. (“SoftBank”) and its group companies, including Starburst II, Inc. (“Starburst II”), and the proposed acquisition by Sprint of Clearwire Corporation (“Clearwire”). All statements, other than historical facts, including, but not limited to: statements regarding the expected timing of the closing of the transactions; the ability of the parties to complete the transactions considering the various closing conditions; the expected benefits of the transactions such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of SoftBank or Sprint; and any assumptions underlying any of the foregoing, are forward-looking statements. Such statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. You should not place undue reliance on such statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, that (1) there may be a material adverse change of SoftBank; (2) the proposed financing may involve unexpected costs, liabilities or delays or may not be completed on terms acceptable to SoftBank, if at all; and (3) other factors as detailed from time to time in Sprint’s, Starburst II’s and Clearwire’s filings with the Securities and Exchange Commission (“SEC”), including Sprint’s and Clearwire’s Annual Reports on Form 10-K for the year ended December 31, 2012, and other factors that are set forth in the proxy statement/prospectus contained in Starburst II’s Registration Statement on Form S-4, which was declared effective by the SEC on May 1, 2013, and in other materials that will be filed by Sprint, Starburst II and Clearwire in connection with the transactions, which will be available on the SEC’s web site (www.sec.gov). There can be no assurance that the transactions will be completed, or if completed, that such transactions will close within the anticipated time period or that the expected benefits of such transactions will be realized.

All forward-looking statements contained in this document and the documents referenced herein are made only as of the date of the document in which they are contained, and none of Sprint, SoftBank or Starburst II undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Transaction Summary

SoftBank has an unparalleled track record in building a wireless market leader Combined scale and SoftBank expertise will drive cost / CapEx synergies ?US market and Sprint offer compelling opportunity for SoftBank to apply mobile leadership Transaction structure provides:

1) Sprint with much needed capital

2) Shareholders with cash proceeds today and future value creation Merger on track to meet target closing on July 1, 2013

2

SoftBank Overview

SoftBank History

2008

Mobile

2001 Internet

Broadband

1996

Internet

1981

Software

Distribution

4

SoftBank Business Segments



Mobile Communications Segment
SoftBank
SoftBank Mobile Corp.
Broadband Infrastructure Structure
SoftBank
SoftBank BB Corp.
Fixed-Line Telecommunications Segment
SoftBank
SoftBank Telecom Corp.
SoftBank
SoftBank Corp.
(a pure holding company)
Internet Culture Segment
YAHOO! JAPAN
Yahoo Japan Corp.
Others
Distribution of PC software and peripheral devices
Fukuoka SoftBank HAWKS related Business and others

5

Content and Services

SoftBank Group Companies

*As of Mar.31, 2013 6

SoftBank

Mobile Track

Record

M&A History

2004 2006 2010 2012

8

4	Core Strategies

SalesSales/ Marketingke i Network

Devices Contente /SServicesvices

Net Additions Market Share Improvement

Net Additions Share

FY2005 FY2012

Source: Company filings.

Monthly Net Additions #1 Ranking

2005 2006 2007 2008 2009 2010 2011 2012 2013

Jan. Feb. Mar. Apr. May June July Aug. Sept.

Vodafone

SoftBank

Oct. Nov. Dec.

11

Source: Company filings.

Mobile Subscribers

42.2mm

Steady

Growth

15.2mm

Apr. 2006 Apr. 2013 12

Source: Company

Mobile Service Revenue

15.2

($ bn) 13.9 Steady Growth

9.9 9% Increase in FY2013

(FY)

Source: Company filings.

Mobile Service Revenue Growth

SoftBank +9%

Verizon +8% Sprint +6% AT&T +4% Metro PCS +3% NTT DOCOMO (1%) No.1 in

au (1%) Japan & US

T-Mobile (7%)

Source: Company filings. Note: Reflects communication service revenue for personal segment for au.

Mobile EBITDA

7.6 ecord High for

( 6.6 6 Consecutive Years

$ bn)

SoftBank 14% Increase

Vodafone in FY2013

Japan

2.9

Source: Company filings.

Mobile EBITDA Margin

Global No.1

SoftBank 50%

China Mobile 48% Verizon 47% NTT DOCOMO 42%

AT&T 39%

Source: Company filings.

Mobile EBITDA Growth

SoftBank 14%

Verizon 12%

AT&T 7%

China Mobile 1% Global

NTT DOCOMO (1%) No.1

Source: Company filings.

Sprint Transaction Rationale

Mobile Subscribers

350mm Large

Growing

Market

150mm

CY2001 CY’03 CY’05 CY’07 CY’09 CY’11 CY’13 19

Source: Wireless Intelligence.

Active Smartphone Users

(mm)

US 170

China 130

UK 30

Korea 30

Japan 20 Global No.1

Germany 20

France 20

Source: Flurry Analytics, Active Devices during July 2012. 20

Note: Number of activated iOS and Android devices.

ARPU

Japan

US

Brazil

Russia

China

Indonesia

India

High ARPU

Source: Wireless Intelligence (October to December 2012). Note: 7 largest countries by number of subscribers.

Postpaid Ratio

Japan

US

Brazil

China

Russia India Indonesia

High Postpaid Ratio

(Sophisticated Credit Environment)

Source: Wireless Intelligence as of March 31, 2013. Note: 7 largest countries by number of subscribers.

Effective Mobile Data Speeds

Japan

UK

Australia

Italy

US

Germany

China

Slow Network Speed

Duopolistic Market

Source: Wireless Intelligence.

Note: Subscribers as of March, 2013, EBITDA as of FYE 12/2012.

Sprint Highlights

3rd Largest Post-Paid Carrier 2nd Largest Pre-Paid Carrier Among Most Recognized US Brands Rated #1 in Customer Satisfaction Highly-Experienced Management Team Differentiated Spectrum Portfolio

Sprint Recovery In Process

Phases of the Sprint Turnaround

I. Recovery II. Investment III. Margin Expansion

• Improve the Brand • Build world-class • Margin improvement • Reverse subscriber network platform from Network Vision trends • Eliminate duplicative • Continued revenue • Begin growing revenue network cost structure growth • Eliminate costs • Growth of core Sprint • Conserve capital business

• Fund FCF losses with SoftBank investment

2008—2011 2012—2013 2014+

Synergies

SoftBank / Sprint Synergy Overview

1) Average annual OpEx synergies of $2bn+ through 2017 with $3bn run-rate thereafter

2) Annual CapEx synergies of 32%—36% of Sprint planned network investment through 2017

SoftBank / Sprint OpEx Synergies

Item	% of 2014 - 2017 OpEx Synergies	Description
Device / Accessory Procurement[1]	**38%**	- Joint development through SoftBank global vendor relationships - Develop comprehensive portfolio of emerging products - Volume incentives / discounts from joint purchasing efficiencies
Network OpEx	**19%**	- Implementation of SoftBank traffic management and network technology best practices - Insourcing of network monitoring and maintenance
Churn Improvement	**16%**	- Improved credit screening and pricing structures - Results in CPGA savings
IT	**13%**	- Joint development of cost-efficient IT platform - Cooperation of IT development and operations resources
Customer Care	**14%**	- Implementation of SoftBank care service structure - Improvement of average handling times

Source: SoftBank.

[1] Includes handsets, connected devices, accessories, insurance and related costs.

29

SoftBank / Sprint CapEx Synergies

% of 2014—2017

Item CapEx Synergies Description

Vendor Scale Benefits 42%—Equipment / construction incentives and discounts from joint purchasing efficiencies

Traffic Management 7%—Implementation of SoftBank traffic management efficiencies

(mm) Global Procurement Scale

28.8 Competitive

26.9 26.5

Economies

of Scale

13.3

8.5

Verizon AT&T Sprint / NTT KDDI

Source: Company filings. SoftBank DOCOMO 31

Note: SoftBank, NTT DoCoMo, KDDI reflect FYE 3/2013. Others reflect FYE 12/2012.

Global Procurement Scale

($ bn)

20.4 Economies of Scale

Global No. 2

11.9 10.8

9.9

8.9

7.5

3.3

China Mobile Sprint / AT&T Vodafone Verizon NTT KDDI

SoftBank (Consolidated) DOCOMO

Note: Vodafone, SoftBank, NTT DoCoMo and KDDI reflect FYE 3/2013. Others reflect FYE 12/2012. 32

Source: Company filings.

Sprint-SoftBank Joint Planning Projects

Synergies are

real and

ready for

implementation

Planning Meetings

Increased Financial Flexibility

Transaction Summary

Post-Closing

Step 1 Step 2A Step 2B Ownership

(Completed October 2012)

$3.1bn in Convertible Debt @ $5.25/share

$4.9bn in Newly Issued Shares@ $5.25/share

$12.1bn Cash to Shareholders

@ $7.30/share and new Sprint Shares

Post-Closing Ownership

Significant Premium

Secondary ($7.30)

Primary ($5.25)

Source: Company filings (including Sprint DEF14A).

Note: As of 10/10/2012, last trading day before reports of the merger.

1 Day 30 Day 90 Day 360 Day VWAP

1 Day 30 Day 90 Day 360 Day VWAP

Fully Financed

New Shares

($5.25/share)

Existing Shares

($7.30/share)

$3.1bn $4.9bn

$12.1bn

Completed Investment h on Hand

On Track to July 1, 2013 Closing

CFIUS Approvals STATE

Expected by Expected by 22 of 23 received

May 29 May 28 Final expected by May 23

New Sprint Governance Protects Minority Shareholders

Board (Years 1 & 2) includes 10 members: 3 independent, 3 legacy Sprint independent, 3 SoftBank, CEO

Year 3: 6 independent, 3 SoftBank, CEO After Year 3: 3+ independent

Independent representation on all committees except finance1

One SoftBank independent to serve as “Security Director” per agreement with DOJ, DOD and Homeland Security2

Non-compete in the US with exception for investments <$100mm Key approval rights for majority of Disinterested Directors

Dividends, differential consideration to SoftBank, business combinations with SoftBank, waiver / amendment of governance provisions related to SoftBank

1 Audit Committee comprised of all independent directors (at least three); as long as SoftBank owns 50% or more, SoftBank selects all Finance Committee members from its designees. Other committees must have at least one independent director. Anticipated that the Security Director must be a Compensation Committee member.

2 Designee subject to government approval.

Strengthened Capital Structure



$23.1
$3.1
$4.9
$0.3
$14.8
Current Net Debt [1]
Conversion of SoftBank Convertible
Merger Primary
Proceeds from Warrants
Post-Closing Net Debt
4.7x Net Debt / LTM EBITDA [2]
2.6x Improvement
2.1x Net Debt / LTM EBITDA [3]

Source: Sprint filings as of Q1 2013.
[1] Assumes 100% acquisition of CLWR for $2.97/share.
[2] Excludes all SoftBank OpEx synergies.
[3] Includes $2.0bn average SoftBank OpEx synergies.

40

Significant Funding Requirement

(Projected Sprint + Clearwire Standalone FCF per Proxy)

2013 FCF Losses 2014 FCF Losses Funding Gap

Source: Company filings (including Sprint DEF 14A). Note: As per “Clearwire Acquisition Model” from Sprint Proxy.

Value Creation

Comparable Mobile Trading Multiples

(EV / 2014E EBITDA)

7.2x

6.2x Mean: 6.2x

5.3x

Source: Company filings and consensus 2014E EBITDA per CapIQ. Market data as of May 17, 2013. 43

Equity Value Creation

(Illustrative New Sprint Share Price1)

Total Per Share2

$14.8 $8.34

$53.4

$38.6 4.6bn Shares PF

Enterprise Net Debt Equity

Value Value New Sprint Share Price

6x 2014E EBITDA Multiple3

Source: Company filings.

1 Assumes 100% acquisition of Clearwire @ $2.97/share and conversion of SoftBank convertible debt and merger primary. 44

2 Reflects 4.6bn pro forma New Sprint shares outstanding.

2 2014E EBITDA of $6.9bn as per “Clearwire Acquisition Model” from Sprint Proxy. Includes $2.0bn in OpEx synergies per 2014-2017 projected average.

Equity Value Creation

(Illustrative New Sprint Share Price1)

$10.26

$9.30

$8.34

$7.38

5.50x 6.00x 6.50x 7.00x

2014E EBITDA Multiple2

Source: Company filings. 45

1 Assumes 100% acquisition of Clearwire @ $2.97/share and conversion of SoftBank convertible debt and merger primary.

2 2014E EBITDA of $6.9bn as per “Clearwire Acquisition Model” from Sprint Proxy. Includes $2.0bn in OpEx synergies per 2014-2017 projected average.

Equity Value Creation

(SoftBank Consideration per Share Build1)

$7.30 X 55% $8.34 X 45%

$ 7.76

Long Term Value

$3.74 $ 3.74 Participation

+

$4.03 $ 4.03 Premium Cash

Consideration

Cash Equity @ 6x 2014E Consideration per

EBITDA² Share

Source: Company filings (including Sprint DEF14A).

1 Assumes 100% acquisition of Clearwire @ $2.97/share and conversion of SoftBank convertible debt and merger primary. 46

2 2014E EBITDA of $6.9bn as per “Clearwire Acquisition Model” from Sprint Proxy. Includes $2.0bn in OpEx synergies per 2014-2017 projected average.

Equity Value Creation

(SoftBank Consideration per Share1)

$ 8.20 $ 8.63

$7.33 $7.76

$3.31 $3.74 $ 4.17 $ 4.60

$4.03 $4.03 $ 4.03 $ 4.03

5.50x 6.00x 6.50x 7.00x

2014E EBITDA Multiple2

Cash Consideration Equity Consideration

1 Source: Assumes Company 100% acquisition filings. of Clearwire @ $2.97/share and conversion of SoftBank convertible debt and merger primary. 47

2 2014E EBITDA of $6.9bn as per “Clearwire Acquisition Model” from Sprint Proxy. Includes $2.0bn in OpEx synergies per 2014-2017 projected average.

Equity Value Creation

(Illustrative New DISH Share Price1)

Total Per Share2

$30.44

$42.3

$62.6

669mm PF

Shares

$20.4

Enterprise Net Debt Equity New DISH Share Price

Value Value

5.5x 2014E EBITDA Multiple3

Source: Company filings.

1 Assumes 100% acquisition of Clearwire @ $2.97/share. 48

2 Reflects 669mm pro forma New DISH shares outstanding.

3 2014E EBITDA of $11.4bn including Sprint EBITDA as per “Clearwire Acquisition Model” from Sprint Proxy, DISH EBITDA, $1.3bn in OpEx synergies (attributed full year 1 synergies, although expected mid 2014 close).

Equity Value Creation

(DISH Consideration per Share Build1)

$4.76 X 100% $30.44 X .0595

$ 6.57

$1.81 $ 1.81 Equity Consideration

+

$4.76 $ 4.76 Cash Consideration

Cash Equity @ 5.5x Consideration per

2014E EBITDA² Share

Source: Company filings.

1 Assumes 100% acquisition of Clearwire @ $2.97/share. 49

2 2014E EBITDA of $11.4bn including Sprint EBITDA as per “Clearwire Acquisition Model” from Sprint Proxy, DISH EBITDA, $1.3bn in OpEx synergies (attributed full year 1 synergies, despite expected mid 2014 close).

Sprint Consideration Comparison

$ 7.76

$ 6.57

Equity $ 3.74 $ 1.81

Cash $ 4.03 $ 4.76

Methodology 6.0x Wireless Multiple¹ 5.5x Wireless / DBS Multiple²

Source: Wall Street research, Management presentation, Company materials. 50

1Offer value includes $ 2.0bn of synergies added to SoftBank/Sprint 2014E EBITDA.

2Offer value includes $ 1.3bn of synergies added to DISH/Sprint 2014E EBITDA.

Transaction Summary

SoftBank has an unparalleled track record in building a wireless market leader Combined scale and SoftBank expertise will drive cost / CapEx synergies US market and Sprint offer compelling opportunity for SoftBank to apply mobile leadership Transaction structure provides:

1) Sprint with much needed capital

2) Shareholders with cash proceeds today and future value creation Merger on track to meet target closing on July 1, 2013